Blue Coat, Inc.

384 Santa Trinita Ave.

Sunnyvale, CA 94085

August 10, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeff Kauten, Barbara C. Jacobs– Legal
Kathleen Collins, Joyce Sweeney – Accounting

Re:	Blue Coat, Inc.
Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-211786)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Blue Coat, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-1 (File No. 333-211786), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 2, 2016.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates due to the acquisition of the Company by S-B0616 Merger Sub, Inc., a wholly-owned subsidiary of Symantec Corporation. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement or registration statements in accordance with Rule 457(p).

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Blue Coat, Inc., Attention: Matthew MacKenzie, 384 Santa Trinita Ave., Sunnyvale, CA 94085, facsimile number (408) 220-2175, with a copy to the Company’s counsel, Ropes & Gray LLP, Attention: Thomas Holden, Three Embarcadero Center, San Francisco, CA 94111, facsimile number (415) 315-4823.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Thomas Holden at (415) 315-2355 or Thomas.Holden@ropesgray.com.

[Signature page follows]

Sincerely,

BLUE COAT, INC.

/s/ Gregory Clark
Name:	Gregory Clark
Title:	Chief Executive Officer